SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: July 21st, 2009

FOR IMMEDIATE RELEASE

MOVING UP THE VALUE CHAIN:
SILICOM INTRODUCES PATENT-PENDING
SETAC - SERVER TO APPLIANCE CONVERTER
- A UNIQUE SOLUTION FOR NETWORK
APPLIANCES

– 1st Customer Secured: Leading European Network Security Solution Provider
Validates the Concept, Buys SETAC Solutions –

KFAR SAVA, Israel – July 21, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today introduced its latest new product family: patent-pending Silicom SETAC, SErver To Appliance Converter for providers of appliance-based network solutions. The Company also announced that a leading European provider of network security solutions has already committed to buy SETAC units, validating the concept.

Silicom has created the SETAC concept to eliminate the dilemma currently faced by network appliance providers in designing their Network Appliances. Before the SETAC, they were forced to choose between two limited options: 1) the use of a general server with standard add-on adapters, a configuration which assured server-grade reliability and a stable state of the art technology environment but sacrificed flexibility; or 2) the use of specific, appliance-oriented hardware solutions which allowed for superior flexibility and field-re-configurability, but not server-grade reliability and stable technology.

The use of SETAC joins the best of both worlds, enabling branded, high-technology servers to be configured as hardware appliances. This creates an ideal network appliance that combines server-grade reliability, front-end access, field-replaceable architecture and a stable state-of-the-art technology environment – all at a reasonable price.

“We are excited to introduce our new SETAC concept to an industry in need of better solutions,” said Shaike Orbach, Silicom’s President and CEO. “We developed the concept for this patent-pending idea together with some of our customers in the network appliance industry. Working closely with them, we have built a unique product that is a great solution for their own needs – and therefore, we believe, for the rest of our customers in this industry (a base of over 50 customers), as well as for new customers in additional market segments.

“As such, we expect SETAC to become a new driver for our revenues, and, eventually, to allow us to offer full Network Appliance Platform products for the first time. Encouraging initial feedback from the market leads us to believe that this new product line will help us build the Company to the next level.”

The SETAC product line includes SETAC converters (comprised of PCI-Express G2 adapter, cables and the Silicom backplane) that are used to interface with Silicom’s front loading I/O Express Modules. Leveraging a standard server’s configuration, the SETAC products are installed via a simple procedure which facilitates the placing of Silicom’s I/O Express Modules into the server’s “hot-swap” hard drive slots.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com